Mail Stop 4561

July 19, 2006

Mr. Robert Schaffhauser
Executive Vice President of Finance
Colony Resorts LVH Acquisitions, LLC
3000 Paradise Road
Las Vegas, NV 89109

> RE: **Colony Resorts LVH Acquisitions, LLC**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-50635**

Dear Mr. Schaffhauser:

We have reviewed the above referenced filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 8 – Redeemable Members' Interests, page 44

1.   You have shown 600,000 units as redeemable and we assume that these units are owned by Whitehall through Co-Investment Partners or that Whitehall owns two-thirds of Co-Investment Partners. Please clarify whether Colony Resorts LVH Acquisitions, LLC would directly purchase Whitehall's interest in Co-Investment Partners or whether Colony Resorts LVH Acquisitions, LLC would redeem membership units from Co-Investment Partners thereby enabling Co-Investment Partners to acquire Whitehall's interest. We may have further comment.

2.   Tell us how you determined to show 600,000 units as redeemable members' equity. Cite the specific accounting guidance in your response.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief